UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

QAD Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A 74727D306

Class B 74727D207

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74727D306/74727D207	13G/A	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS Karl F. Lopker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,608,597 Class B – 1,881,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,608,597 Class B – 1,881,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,608,597 Class B – 1,881,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 60.9% (1) Class B – 59.6% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 12,492,536 shares of Class A common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012, filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.
(2)	Based on 3,154,935 shares of Class B common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012 filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.

CUSIP NO. 74727D306/74727D207	13G/A	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS Pamela M. Lopker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,608,597 Class B – 1,881,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,608,597 Class B – 1,881,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,608,597 Class B – 1,881,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 60.9% (3) Class B – 59.6% (4)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(3)	Based on 12,492,536 shares of Class A common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012, filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.
(4)	Based on 3,154,935 shares of Class B common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012 filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.

CUSIP NO. 74727D306/74727D207	13G/A	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS Juliana Lynn Lopker Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,608,597 Class B – 1,881,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,608,597 Class B – 1,881,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,608,597 Class B – 1,881,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 60.9% (5) Class B – 59.6% (6)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(5)	Based on 12,492,536 shares of Class A common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012, filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.
(6)	Based on 3,154,935 shares of Class B common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012 filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.

CUSIP NO. 74727D306/74727D207	13G/A	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS Karl Bo Lopker Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,608,597 Class B – 1,881,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,608,597 Class B – 1,881,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,608,597 Class B – 1,881,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 60.9% (7) Class B – 59.6% (8)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(7)	Based on 12,492,536 shares of Class A common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012, filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.
(8)	Based on 3,154,935 shares of Class B common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012 filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.

CUSIP NO. 74727D306/74727D207	13G/A	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS The Lopker Living Trust dated March 23, 1993
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,608,597 Class B – 1,881,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,608,597 Class B – 1,881,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,608,597 Class B – 1,881,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 60.9% (9) Class B – 59.6% (10)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(9)	Based on 12,492,536 shares of Class A common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012, filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.
(10)	Based on 3,154,935 shares of Class B common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012 filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.

CUSIP NO. 74727D306/74727D207	13G/A	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS Lopker Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,608,597 Class B – 1,881,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,608,597 Class B – 1,881,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,608,597 Class B – 1,881,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 60.9% (11) Class B – 59.6% (12)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(11)	Based on 12,492,536 shares of Class A common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012, filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.
(12)	Based on 3,154,935 shares of Class B common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012 filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.

CUSIP NO. 74727D306/74727D207	13G/A	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS Lopker Family 1997 Charitable Remainder Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER Class A – 0 Class B – 0
	6.	SHARED VOTING POWER Class A – 7,608,597 Class B – 1,881,280
	7.	SOLE DISPOSITIVE POWER Class A – 0 Class B – 0
	8.	SHARED DISPOSITIVE POWER Class A – 7,608,597 Class B – 1,881,280
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A – 7,608,597 Class B – 1,881,280
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A – 60.9% (13) Class B – 59.6% (14)
12.	TYPE OF REPORTING PERSON (See Instructions) OO

(13)	Based on 12,492,536 shares of Class A common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012, filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.
(14)	Based on 3,154,935 shares of Class B common stock of the issuer outstanding as of November 30, 2012 as disclosed in the Form 10-Q for the quarter ended October 31, 2012 filed by the issuer with the U.S. Securities and Exchange Commission on December 10, 2012.

CUSIP NO. 74727D306/74727D207	13G/A	Page 9 of 13 Pages

Item 1(a). Name of Issuer: QAD Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

100 Innovation Place, Santa Barbara, CA 93108, USA

Item 2(a). Name of Person Filing:

(1)	Karl F. Lopker

(2)	Pamela M. Lopker

(3)	Juliana Lynn Lopker Trust

(4)	Karl Bo Lopker Trust

(5)	The Lopker Living Trust dated March 23, 1993 (“Lopker Living Trust”)

(6)	Lopker Family Foundation

(7)	Lopker Family 1997 Charitable Remainder Trust (“Charitable Remainder Trust”)

Karl Lopker and Pamela Lopker act as joint trustees of the Lopker Living Trust and the Charitable Remainder Trust. Karl Lopker and Pamela Lopker are officers and board members of the Lopker Family Foundation and as a result may be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by the Lopker Family Foundation. Karl Lopker and Pamela Lopker disclaim beneficial ownership with respect to the shares owned by the Lopker Family Foundation. Juliana Lynn Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Juliana Lynn Lopker Trust. Karl Bo Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Karl Bo Lopker Trust.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The business address of Karl F. Lopker, Pamela M. Lopker, the Juliana Lynn Lopker Trust, the Karl Bo Lopker Trust, the Lopker Living Trust, the Lopker Family Foundation and the Charitable Remainder Trust is 100 Innovation Place, Santa Barbara, CA 93108, USA.

Item 2(c). Citizenship: Karl Lopker and Pamela Lopker are United States citizens and the other Reporting Persons are organized under the laws of the United States.

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

Class A – 74727D306

Class B – 74727D207

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP NO. 74727D306/74727D207	13G/A	Page 10 of 13 Pages

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

On December 31, 2012, the Reporting Persons beneficially owned as a group a total of 7,608,597 shares of QADA and 1,881,280 shares of QADB.

Karl F. Lopker

On December 31, 2012, Karl F. Lopker owned of record 85,364 shares of QADA and 26,050 shares of QADB.

Pamela M. Lopker

On December 31, 2012, Pamela M. Lopker owned of record 85,218 shares of QADA and 26,014 shares of QADB.

Juliana Lynn Lopker

Juliana Lynn Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Juliana Lynn Lopker Trust. On December 31, 2012, the Juliana Lynn Lopker Trust owned of record 159,888 shares of QADA and 39,464 shares of QADB.

Karl Bo Lopker

Karl Bo Lopker is the child of Karl Lopker and Pamela Lopker and is the beneficiary of the Karl Bo Lopker Trust. On December 31, 2012, the Karl Bo Lopker Trust owned of record 154,437 shares of QADA and 38,370 shares of QADB.

Lopker Living Trust

Karl Lopker and Pamela Lopker serve jointly as trustees of the Lopker Living Trust. On December 31, 2012, the Lopker Living Trust owned of record 6,838,465 shares of QADA and 1,730,307 shares of QADB.

Lopker Family Foundation

Karl Lopker is the President of the Lopker Family Foundation and Pamela Lopker is the Chief Executive Officer. On December 31, 2012, the Lopker Family Foundation owned of record 280,141 shares of QADA and 19,828 shares of QADB.

Lopker Family 1997 Charitable Remainder Trust

On December 31, 2012, the Lopker Family 1997 Charitable Remainder Trust owned of record 5,084 shares of QADA and 1,247 shares of QADB.

(b)	Percent of Class: See Item 11 on the cover pages(s) hereto.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

See information provided in Item 4 above.

CUSIP NO. 74727D306/74727D207	13G/A	Page 11 of 13 Pages

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

February 5, 2013 (Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker
Name and Title

February 5, 2013 (Date)

/S/ PAMELA M. LOPKER
(Signature)

Pamela M. Lopker
Name and Title

February 5, 2013 (Date)

/S/ EVAN BISHOP
(Signature)

Evan Bishop, Trustee Juliana Lynn Lopker Trust
Name and Title

February 5, 2013 (Date)

/S/ EVAN BISHOP
(Signature)

Evan Bishop, Trustee Karl Bo Lopker Trust
Name and Title

CUSIP NO. 74727D306/74727D207	13G/A	Page 12 of 13 Pages

February 5, 2013 (Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, Trustee The Lopker Living Trust dated March 23, 1993
Name and Title

February 5, 2013 (Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, President Lopker Family Foundation
Name and Title

February 5, 2013 (Date)

/S/ KARL F. LOPKER
(Signature)

Karl F. Lopker, Trustee Lopker Family 1997 Charitable Remainder Trust
Name and Title

CUSIP NO. 74727D306/74727D207	13G/A	Page 13 of 13 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule 13G (including amendments thereto) with respect to the common stock of QAD Inc., and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each party to this agreement agrees that this joint filing agreement may be signed in any number of counterparts.

In evidence whereof, the undersigned have executed this Joint Filing Agreement on this 5th day of February, 2013.

/S/ KARL F. LOPKER
Karl F. Lopker

/S/ PAMELA M. LOPKER
Pamela M. Lopker

Juliana Lynn Lopker Trust

By:	/s/ EVAN BISHOP
Evan Bishop, Trustee

Karl Bo Lopker Trust

By:	/s/ EVAN BISHOP
Evan Bishop, Trustee

The Lopker Living Trust dated March 23, 1993

By:	/s/ KARL F. LOPKER
Karl F. Lopker, Trustee

Lopker Family Foundation

By:	/s/ KARL F. LOPKER
Karl F. Lopker, President

Lopker Family 1997 Charitable Remainder Trust

By:	/s/ KARL F. LOPKER
Karl F. Lopker, Trustee